Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 pm EST on September 6, 2022. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE BY FAX Mark, sign and date your proxy card and return it to 646-536-3179. ATTEND VIRTUAL MEETING Please follow the directions on reverse side to be able to attend this years virtual meeting on September 9, 2022 at 7:00 a.m. Singapore Time. (7:00 p.m. Eastern Time, September 8, 2022) Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Annual General Meeting Proxy Card - Genius Group Limited DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS. (1) To receive and adopt the Directors' Statement and Audited Financial Statements for the financial year ended 31 December 2020, together with the Auditor's Report thereon. VOTE FOR VOTE AGAINST ABSTAIN (2) To approve the payment of directors' fees and remuneration of $1,231,623 for the financial year ended 31 December 2020. VOTE FOR VOTE AGAINST ABSTAIN (3) To approve the payment of directors' fees and remuneration of $902,608 for the financial year ended 31 December 2021. VOTE FOR VOTE AGAINST ABSTAIN (4) To re-elect Sandra Morrell in accordance with Provision 68(2) of the Company's Constitution. VOTE FOR VOTE AGAINST ABSTAIN (5) To re-elect Nic Lim in accordance with Provision 68(2) of the Company's Constitution. VOTE FOR VOTE AGAINST ABSTAIN (6) To re-elect Anna Gong in accordance with Provision 68(2) of the Company's Constitution. VOTE FOR VOTE AGAINST ABSTAIN (7) To ratify the re-appointment of Mazars LLP as auditor of the Company for the financial year ended 31 December 2021 and to re-appoint Mazars LLP as the auditor of the Company for the financial year ending 31 December 2022 and to authorise the directors to fix their remuneration. VOTE FOR VOTE AGAINST ABSTAIN (8) To authorize the Directors to allot and issue Shares. VOTE FOR VOTE AGAINST ABSTAIN Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

GENIUS GROUP LIMITED Annual General Meeting of Shareholders September 9, 2022 IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF MEMBERS TO BE HELD ON SEPTEMBER 9, 2022 The Notice of Annual General Meeting and any other related documents are available online at https://ir.geniusgroup.net/. GENIUS GROUP LIMITED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned, revoking all prior proxies, hereby appoints Roger James Hamilton, with full power of substitution, as proxy to represent and vote all shares of Common Stock of Genius Group Limited, (the "Company"), which the undersigned will be entitled to vote if virtually present at the Annual General Meeting of the Shareholders of the Company to be held on September 9, 2022 at 7:00 a.m. Singapore time (7:00 p.m. Eastern Time, September 8, 2022), upon matters set forth in the Proxy Statement, a copy of which has been received by the undersigned. Each share of common stock is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting. This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR all listed proposals, and to consider and act on such other matters that legally come before the meeting, as said proxy(s) may deem advisable. PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side)